Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 14 DATED SEPTEMBER 30, 2011
TO THE PROSPECTUS DATED OCTOBER 26, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 26, 2010, as supplemented by supplement no. 7 dated April 25, 2011, supplement no. 8 dated April 25, 2011, supplement no. 9 dated May 10, 2011, supplement no. 10 dated June 24, 2011, supplement no. 11 dated July 21, 2011, supplement no. 12 dated August 12, 2011 and supplement no. 13 dated September 15, 2011. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the renewal of our advisory agreement;

•	the acquisition and related financing of a five-story office building containing 173,962 rentable square feet in Austin, Texas; and

•	the probable acquisition of a five-story office building containing 138,008 rentable square feet in Austin, Texas.
Renewal of Advisory Agreement
On September 27, 2011, we renewed our advisory agreement with KBS Capital Advisors LLC. The renewed advisory agreement is effective through September 27, 2012; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days' written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect, as such agreement had been amended through the date of renewal, except that the renewed advisory agreement was clarified to state that the origination fees payable to our advisor for services relating to our loan originations are based on the amount to be funded by us and as such, the origination fees under the renewed advisory agreement are 1% of the amount to be funded by us to acquire or originate mortgage, mezzanine, bridge or other loans, including any acquisition or origination expenses related to such investment and any debt we use to fund the acquisition or origination of the loan.
Acquisition and Related Financing of Domain Gateway
Acquisition of Domain Gateway
On September 29, 2011, we, through an indirect wholly owned subsidiary, KBSIII Domain Gateway, LLC (the "Owner"), purchased a five-story office building containing 173,962 rentable square feet ("Domain Gateway") from Domain Gateway I, LP, an affiliate of RREEF Domain Limited Partnership. The seller is not affiliated with us or our advisor. Domain Gateway is located at 2900 Esperanza Crossing in Austin, Texas on approximately 4.3 acres of land.
The purchase price of the Domain Gateway was approximately $48.0 million plus closing costs. We funded the acquisition of the Domain Gateway with proceeds from the Portfolio Mortgage Loan (defined below) and proceeds from this offering.
Domain Gateway was built in 2009 and is currently 100% leased to OneWest Bank, FSB ("OneWest Bank"). OneWest Bank is a federal savings bank, with approximately 78 retail banking branches throughout Southern California. Domain Gateway serves as a call center, training facility and site of executive offices. The OneWest Bank lease expires on August 31, 2019. OneWest Bank has two five-year extension options. The tenant also has a one-time option to terminate one full floor as of September 1, 2016 and a second one-time option to terminate one full floor as of September 1, 2017, with each option subject to a termination fee.
The current annualized base rent for OneWest Bank, which represents annualized contractual base rental income as of September 1, 2011, adjusted to straight-line any contractual rent increases or decreases from the OneWest Bank lease's inception through the balance of the term, is approximately $3.7 million and the current remaining lease term for the tenant is approximately 8.0 years. The current average rental rate over the remaining lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $21.31 per square foot. All tenant concessions in the OneWest Bank lease ceased in 2010.

We believe that Domain Gateway is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the Domain Gateway, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.
Related Financing of Domain Gateway
On September 29, 2011, in connection with the acquisition of Domain Gateway, the Owner entered into a one‑year secured bridge loan with Wells Fargo Bank, N.A. (the "Mortgage Lender") for borrowings of up to $42.3 million secured by Domain Gateway and, upon closing, Las Cimas IV (described below) (the "Portfolio Bridge Loan"). As of September 29, 2011, $18.3 million had been disbursed to us, and an additional $6.0 million of revolving debt is available for future disbursement.  The remaining $18.0 million, of which $4.0 million will be revolving debt, will be made available for disbursement upon acquisition of Las Cimas IV and subject to the other terms and conditions of the loan agreement. The Portfolio Bridge Loan matures on September 29, 2012, with an option to extend the maturity date to December 29, 2012, subject to certain conditions.  The Portfolio Bridge Loan bears interest at a floating rate of 225 basis points over one-month LIBOR during the initial term of the loan and monthly payments are interest only with the entire balance due at maturity, assuming no prior prepayment.  The Owner has the right to repay and borrow the $10.0 million revolving debt portion of the loan. The Owner has the right to prepay the loan.
The Portfolio Bridge Loan provides that the following shall constitute an event of default thereunder: a default under the OneWest Bank lease by either OneWest Bank or the Owner, as landlord, or the termination of the OneWest Bank lease for any reason without the prior written consent of the Mortgage Lender. The foregoing provision shall terminate upon the acquisition of Las Cimas IV together with the satisfaction of certain closing conditions related to the Las Cimas IV disbursement under the Portfolio Bridge Loan. Pursuant to the purchase and sale agreement, we expect to close on the acquisition of Las Cimas IV in October 2011.
KBS REIT Properties III, LLC ("REIT Properties III") is providing a limited guaranty of the Portfolio Bridge Loan with respect to certain potential costs, expenses, losses, damages and other sums which may result from certain intentional actions committed by any borrower under the Portfolio Bridge Loan, us or any of our affiliates in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Portfolio Bridge Loan in the event of certain bankruptcy or insolvency proceedings involving any borrower under the Portfolio Bridge Loan.
Probable Real Estate Investment
Las Cimas IV
On September 28, 2011, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire a five-story office building containing 138,008 rentable square feet located on approximately 9.7 acres of land in Austin, Texas (“Las Cimas IV”).  The seller is not affiliated with us or our advisor.  The purchase price of Las Cimas IV is approximately $36.0 million plus closing costs.  We intend to fund the purchase of Las Cimas IV with proceeds from the Portfolio Bridge Loan (described above) and proceeds from this offering.  Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  Pursuant to the terms of the purchase and sale agreement, we expect to close the acquisition in October 2011. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $0.8 million of earnest money.
Las Cimas IV was built in 2008.  Currently, Las Cimas IV is 94% leased to 13 tenants.  The current aggregate annual effective base rent for the tenants of Las Cimas IV is approximately $2.3 million and the current weighted-average remaining lease term for the tenants is approximately 5.5 years.  The current weighted-average rental rate over the lease term is $20.57 per square foot.

Currently, Las Cimas IV has four tenants that individually occupy more than 10% of the total rentable square feet of the property. There are two tenants in the technology industry, one tenant in the legal services industry and one tenant in the consulting industry. Together, these four tenants occupy approximately 67% of total rentable square feet and the average rental rate over the lease terms is $18.86 per square foot. One of the tenants in the technology industry occupies 14,374 rentable square feet and its lease expires on April 30, 2015, with a three- or five-year extension option. This tenant has a one-time option to terminate its lease in its entirety or up to 50% of the premises which option becomes effective as of April 30, 2013, subject to a termination fee. The average rental rate over this tenant's lease term is $17.08 per square foot. The other tenant in the technology industry occupies 27,446 rentable square feet and its lease expires on June 30, 2014 with two five-year extension options. The average rental rate over this tenant's lease term is $18.65 per square foot. The tenant in the legal services industry occupies 35,604 rentable square feet and its lease expires on June 18, 2018 with two five-year extension options. This tenant has a one-time option to terminate the lease which option becomes effective as of May 31, 2013, subject to a termination fee. The average rental rate over this tenant's lease term is $20.19 per square foot. The tenant in the consulting industry occupies 14,512 square feet and its lease expires on March 31, 2020 with two five-year extension options or one ten‑year extension option. This tenant has a one-time option to terminate the lease which option becomes effective as of September 30, 2016, subject to a termination fee. The average rental rate over this tenant's lease term is $17.68 per square foot.
Las Cimas IV was completed and commenced rental operations in 2008, and as a result, occupancy and rental information for 2008, 2009 and 2010 does not reflect our expected future operations of the property. The average occupancy was 24%, 56% and 76% for 2008, 2009 and 2010, respectively. The average effective annual rental rate was $11.29, $13.40 and $15.69 per square foot for 2008, 2009 and 2010, respectively. We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet. During these periods, several of the tenants, were under their rental abatement period of their respective lease. As the building was completed in 2008, there was no occupancy information or rental operations prior to 2008.
The table below sets forth a schedule for expiring leases for Las Cimas IV by square footage and by annualized effective base rent as of September 1, 2011.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2011	—	$—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	2	672,272	29%	33,380	26%
2015	2	367,742	16%	18,833	15%
2016	6	219,809	10%	18,688	14%
2017	—	—	—	—	—
2018	1	742,699	32%	35,604	27%
2019	—	—	—	—	—
2020	1	182,340	8%	14,512	11%
2021	1	114,855	5%	9,025	7%

We believe that Las Cimas IV is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire Las Cimas IV, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the Las Cimas IV, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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